AllianceBernstein Premier Growth Fund

Item 77E
Legal Proceedings

On September 12, 2002, a complaint entitled Lawrence E.
Jaffe Pension Plan,
Lawrence E. Jaffe Trustee U/A 1198 v. Alliance Capital
Management L.P., Alfred
Harrison and Alliance Premier Growth Fund, Inc. ("Jaffe
Complaint") was filed
in federal district court in the Southern District of New
York against Alliance Capital
Management L.P. ("Adviser"), Alfred Harrison and the Fund, alleging violation of the
1940 Act. The Jaffe Complaint alleges that the defendants breached their fiduciary duties of loyalty, care and good faith to the Fund by causing the Fund to invest in the securities of Enron Corp. ("Enron") and that the agreements between the Fund and
Adviser violated the 1940 Act because all of the directors of the Fund should be deemed interested under the 1940 Act. Plaintiff seeks damages equal to the Fund's losses as a result of the Fund's investment in shares of Enron and a recovery of all fees paid to Adviser beginning November 1, 2000. On March
24, 2003, the court
granted Adviser's motion to transfer the Jaffe Complaint to the United States District
Court for the District of New Jersey. The Fund is no longer named as a defendant in this case. On January 23, 2004, defendants moved to dismiss the complaint. The
Adviser believes that plaintiff 's allegations in the Jaffe
Complaint are without merit
and intend to vigorously defend against these allegations.

On December 13, 2002, a complaint entitled Patrick J.
Goggins et al. v. Alliance
Capital Management L.P. et al. ("Goggins Complaint") was filed in federal district court in the Southern District of New York against the Adviser, the
Fund and individual directors and certain officers of the Fund. The Goggins
Complaint alleges that defendants violated the Securities
Act, because the Fund's
registration statements and prospectuses allegedly were materially misleading, contained untrue statements of material fact and omitted material facts in describing the strategic objectives and investment strategies of the Fund in relation to its investments, including its investments in Enron securities. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages. Alliance
Capital's time to move, answer or otherwise respond to the Goggins Complaint is currently stayed. On January 23, 2004, defendants moved to dismiss the complaint.
The Adviser, the Fund and the other defendants believe the plaintiffs' allegations in the Goggins Complaint are without merit and intend to vigorously defend against these allegations.

As has been previously reported in the press, the staff of the U.S. Securities and
Exchange Commission ("SEC") and the NYAG have been investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that the Adviser provide information to them. The Adviser has been cooperating and will continue to cooperate with all of these authorities.

On December 18, 2003, the Adviser confirmed that it had reached terms with the SEC and the NYAG for the resolution of regulatory claims relating to the practice of "market timing" mutual fund shares in some of the AllianceBernstein
Mutual Funds. The agreement with the SEC is reflected in an Order of the
Commission ("SEC Order"). The agreement with the NYAG is memorialized in an Assurance of Discontinuance dated September 1, 2004 ("NYAG Order").
Among the key provisions of these agreements are the following:

(i) The Adviser agreed to establish a $250 million fund (the
"Reimbursement
Fund") to compensate mutual fund shareholders for the adverse effects of market timing attributable to market timing relationships described in the SEC Order. According to the SEC Order, the Reimbursement
Fund is to be paid, in order of priority, to fund investors based on (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing;

 (ii) The Adviser agreed to reduce the advisory fees it receives from some of the AllianceBernstein long-term, open-end retail funds until December
31, 2008; and

(iii) The Adviser agreed to implement changes to its governance and compliance procedures. Additionally, the SEC Order and the NYAG Order contemplate that the Adviser's registered investment company clients, including the Fund, will introduce governance and compliance changes.

Effective January 1, 2004, the Adviser began waiving a portion of its advisory fee so as to charge the Fund at the reduced annual rate of .75% of the first $2.5 billion,
..65% of the next $2.5 billion, and .60% in excess of $5 billion, of the average daily net assets of the Fund. The waiver was made in contemplation of the final agreement with the NYAG.

The special committee of the Adviser's Board of Directors, comprised of the members of the Adviser's Audit Committee and the other independent member of the Adviser's Board, is continuing to direct and oversee an internal investigation and a comprehensive review of the facts and circumstances relevant to the
SEC's and the NYAG's investigations.

In addition, the Independent Directors of the Fund ("the
Independent
Directors") have initiated an investigation of the above-mentioned matters with the advice of an independent economic consultant and independent counsel.
The Independent Directors have formed a special committee to supervise the investigation.

On October 2, 2003, a putative class action complaint entitled Hindo et al. v.
AllianceBernstein Growth & Income Fund et al. (the "Hindo Complaint") was filed against the Adviser; Alliance Capital Management Holding L.P.;
Alliance Capital Management Corporation; AXA Financial,
Inc.; certain of the
AllianceBernstein Mutual Funds; including the Fund; Gerald
Malone; Charles
Schaffran (collectively, the "Alliance Capital defendants"); and certain other defendants not affiliated with the Adviser. The Hindo Complaint was filed in the
United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Mutual Funds. The Hindo
Complaint alleges that certain of the Alliance Capital defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in late trading and market timing of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of
the Exchange Act, and Sections 206 and 215 of the Advisers Act. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with the Adviser, including recovery of all fees paid to the Adviser pursuant to such contracts.

Since October 2, 2003, numerous additional lawsuits making factual allegations similar to those in the Hindo Complaint were filed against the Adviser and certain other defendants, some of which name the Fund as a defendant. All of these lawsuits seek an unspecified amount of damages.
As a result of the matters discussed above, investors in the AllianceBernstein
Mutual Funds may choose to redeem their investments. This may require the
AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds.

The Adviser and approximately twelve other investment management firms were publicly mentioned in connection with the settlement by the SEC of charges that Morgan Stanley violated federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds' disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions.
The SEC has issued subpoenas to the Adviser in connection with this matter and the Adviser has provided documents and other information to the SEC and is cooperating fully with its investigation.

On June 22, 2004, a purported class action complaint entitled Aucoin, et al. v. Alliance Capital Management L.P., et al. ("Aucoin Complaint") was filed against the Adviser, Alliance Capital Management Holding L.P., Alliance Capital Management Corporation, AXA Financial, Inc., AllianceBernstein Investment Research & Management, Inc., certain current and former directors of the AllianceBernstein Mutual Funds, and unnamed Doe defendants. The Aucoin Complaint names certain of the AllianceBernstein Mutual Funds, including the Fund, as nominal defendants.
The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with the Adviser, including recovery of all fees paid to the Adviser pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

Since June 22, 2004, numerous additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against the Adviser and certain other defendants, and others may be filed.

It is possible that these matters and/or other developments resulting from these matters could result in increased redemptions of the Fund's shares or other adverse consequences to the Fund. However, the Adviser believes that these matters are not likely to have a material adverse effect on the Fund or its ability to perform advisory services relating to the Fund.